Sash is more than a product. It's a lifestyle, a community, and the future of handbags.

■ PITCH VIDEO ■ INVESTOR PANEL



thesashbag.com   San Diego CA   [f] [◎]   Retail B2B B2C Ecommerce Commerce

Highlights

(1) We have a patented product that serves a direct market need and have already made $14M in revenue.

(2) Our current challenge is limited resources preventing us from meeting the demand of our customers.

(2) Our current challenge is limited resources preventing us from meeting the demand of our customers.

(3) Our product is highly coveted with a community of 70,000 fans creating a demand for production.

(4) We are backed by Ugg Founder, Brian Smith, who firmly believes Sash is the next Ugg.

(5) We have our marketing down to a science, and a loyal customer base, giving us reliable projections.

(6) We have a skilled and tested manufacturing partner ready to scale his and our business with funding.

(7) Plainly stated: We know how to sell a lot of Sash bags.

Our Team



Nichole MacDonald Founder and CEO

• Over $1.8M raised on Kickstarter • Resilience Award and Trailblazer Award from National Association of Women Business Owners • 2018 Person of the Year, San Diego City Beat Magazine • Proud mom of two humans and two fur babies

> The Sash design came to me after a meltdown I had while digging for something in my purse, navigating my way through a theme park with my five-year-old son. In that moment I asked myself, "Why?" Why do we do this? Why do we carry around pounds of junk on our shoulders? The very next day, I stopped asking why and started creating something better.



Ana'yah Amani Shipping Manager

 **Kara Mayfield** Operations and Customer Service Manager

Welcome to Sash, the handbag industry's game changer.





The handbag industry went without innovation for centuries.

Handbags have historically been pretty much the same. A container for things to go into, with a strap or handle. Over time, various designs have emerged offering different straps such as cross-body, and additional organization and pockets inside the purse. But ultimately one thing remains the same: All your stuff is lumped into one spot and a burden to carry around.

Meanwhile, women have been meme-level annoyed with them.



If you are someone who carries a purse, you know exactly what we're talking about. We schlep these purses around on our shoulders, walking lopsided half the time. We spend way too much time digging in them. They bounce around on our hips and cut into our necks. It's really silly when you think about it!

If you do not carry a purse, let me walk you through a scenario... You probably have a computer bag or briefcase, right? Imagine taking that bag everywhere you went. Not just to meetings where it is useful, but into the grocery store, to the farmer's market, for a walk on the beach, to your nephew's second birthday party.

How long would you do that before you wanted to chuck that thing off a bridge?

Now you know how we feel.

Until the Sash Bag exploded onto the scene!

Over 150,000 Units Sold



When Sash launched, it quickly caught the eye of women who were looking for a better way to have the things they need at their fingertips. Completely unlike anything on the market, the unique design has transformed the way women move throughout life.

Introducing Sash...

The handbag deconstructed.



We basically took a purse and blew it apart. No lumping things together in one pile. It makes you wonder... Why didn't anyone think of this before? Well, thank goodness we did, because it's pretty amazing.

A patented, ergonomic, 10-pocket design.





The Sash bag has a series of 10 pockets that stack up the front and back, evenly distributing the weight of the contents. It fits all the same typical items a woman would store in her purse, but the ergonomic design makes it feel light as air.



The intelligent, patented design is what has women fall in love with the bag, but the company culture, caring customer service, and built-in community is what has them stay.



Our Sash Squad is fierce. This community started as individual strangers who fell in love with a product that changed their life, and turned into a community of real-life friendships. Sash meetups are a common thing where Sash lovers will get together for adventures. People who met in our VIP group communicate outside of the group regularly and travel to other parts of the country and the world to visit with each other.

We attribute this to a combination of things. One, the Sash bag naturally attracts people who are adventurous and like to be out and about doing things (hence the need for a comfortable bag that holds all their stuff). Secondly, the bag provides a level of freedom that shifts a person's "being" (their inner experience). Suddenly, with a new sense of lightness, they start looking at things differently and wondering where else in their life they are carrying around unnecessary weight. They feel freer and this is the magic of the Sash bag. This shift in awareness creates a bond that has Sash customers relating to each other and wanting to share experiences.

It wasn't an intentional strategy, rather something that was naturally born out of the growth of the company.



The history of Sash





2013	2014	2015
• Set up manufacturing • Small production runs • Attended industry tradeshows	• Launched market and festival strategy (direct to consumer)	• Continued market and festival strategy (direct to consumer)
Revenue: $129K	Revenue: $352K	Revenue: $305K

We spent the first few years hitting the pavement and selling Sash bags. This strategy was two fold: Get the product out there on people's bodies, and find out who our customer is.

After nearly three years of schlepping booth supplies around in our cars, setting up early in the mornings, talking to anyone who would listen, and selling one bag at a time, we learned everything we needed to know about our customer.

We knew what other brands she likes, what questions she'll ask, what color she'll buy first, and what color she'll back and buy next. We learned which people will try and haggle a deal and who will just fork over their money and say, "I'll take five." We got to the point where we could see a Sash customer from a mile away. We know what she's going to pick up first, what questions she is going to ask, and how much money she will spend.

The history of Sash





2016	2017	2018
• 1st Kickstarter campaign • Raised $81K on KS • Expanded production • Launched online marketing	• Facebook marketing • Public relations • Pre-order strategy • Created Sash VIP group	• 2nd Kickstarter campaign • Raised $1.2M on KS • Expanded product line • Started live sales
Revenue: $1.2M	Revenue: $2.8M	Revenue: $3M

The next step was to take allllll of that information and turn it into a marketing campaign online. Because we knew exactly who we were looking for online and what message to deliver, it simply took mastering the nuances of Facebook advertising and this strategy took us to multi-million dollars practically overnight.

The history of Sash





2019	2020	2021-22
• Live sale revenue reaches nearly $1M	• Factory shutdown due to COVID	• Factory at 95% capacity
• Launched wholesale program	• Slow factory ramp-up	• Raise $1M in cash
• Launched affiliate program	• No new inventory in 2020	• Set up rolling monthly production
	• Pre-order sales only	• Live sales + FB marketing
Revenue: $3.3M	Revenue: $2M	• Re-launch wholesale
		• Grow affiliate program

Throughout the last few years we have grown and pivoted our online strategy to cope with the ever changing climate online. Facebook changes stuff, we change stuff. Algorithms make it harder to reach people, we turn to live video. We've successfully navigated our way through the trends and ups and downs of online marketing, building and engaging our community along the way.

Then the pandemic hit, and our factory shut down. The domino effect of that has impacted our business tremendously, so we turned back to our creative roots, offering pre-order campaigns, and utilizing live sales to bring different products to our customers while we waited for things to "get back to normal".

Now the factory is back up to full capacity and this campaign (and your investment) is what will get us back on track and growing again with rolling production. We know our customers are ready for more bags!

We surveyed
500 customers...



A real customer's collection

How many bags do they own?

• 17.2% owned just one bag
• 29.4% owned 2 or 3
• 17.4% owned more than 5
• 3.7% owned **more than 20**

Do they want more?

• 42.9% said "Yes"
• 47.8% said "If something catches my eye"
• Only 3% said "No"

You may wonder what has our customers purchasing so many bags and still wanting more. We do attribute some of the magic to our community spirit, but the bottom line is that the Sash bag is a life changing product.

What happens is a person will move all their necessities over from their purse to the Sash bag, and then once the Sash bag is worn, that person never wants to go back to a purse. Because the Sash is so comfortable, going back to the bulky purse that was pulling on their shoulder is just not an option.

In addition to having a customer base that want to keep growing their collection, we have only scratched the surface of reaching all of our target customers. We often have to pull back on our marketing because we don't have enough inventory to meet demand and we know new customers aren't as likely to wait for a pre-order.

The challenge

• Our revenue is directly tied to our inventory levels

- Our inventory has to be paid for up front
- The cashflow has limited our revenue potential

Monthly Website Revenue:



Simply put, we need more cash for inventory. Every time we get inventory in, our sales skyrocket, as you can see above. You know the old saying, "You can't sell what you don't have." And we have tried! But pre-orders will only take us so far.

The opportunity

- Raise $1M to create Letter of Credit
- Even out cash flow
- Begin rolling monthly production to maintain healthy inventory levels
- Meet the demand of our customers and would-be customers who see "pre-order" and "sold out" messages on our website now



Our plan with this campaign is to set up a letter of credit with our factory that will allow us to place four consecutive purchase orders. This will set us up to start receiving inventory every month, which will have us in a nice marketing and sale flow versus starting and stopping, which also creates a lot of unpredictability for our manufacturer. Rolling production keeps our factory happy, our customers happy, and our investors happy. Win/win/win. We have multiple fundraising activities happening to ensure we set up the company with a new "once and for all" foundation of production capital.

About The Founder — Nichole MacDonald



- 20 years experince in marketing
- 18 years experience in product development
- Entrepreneur for 13 years
- Trailblazer Award from National Association of Women Business Owners
- Resilience Award from National Association of Women Business Owners
- 2018 Person of the Year: City Beat Magazine
- Proud mom of two humans and two fur babies





The company was founded and has been led by Nichole MacDonald, a veteran entrepreneur and product designer with a strong background in marketing and communications.

Nichole is joined by an incredibly talented team of advisors, including Ugg founder, Brian Smith, and AdAstra founders Silvia Mah and Vidya Dinamani, as

well as a small and mighty staff of employees who run the day-to-day operations of the company.

We plan to hire a COO when the WeFunder campaign completes to support our growth strategy.

Meet Your Lead Investor Brian Smith, Ugg Founder



- Founder of Ugg, one of the largest brands in the world, now bringing in $1.8B in annual revenue
- Decades of experience in business and manufacturing
- International speaker and icon
- Published author of "The Birth of a Brand"
- Long-time shareholder of Sash Group Inc.
- Entrepreneur community pillar
- Wicked surfer and golfer





Brian has been involved with Sash bags since 2015, when he met Nichole during a particularly challenging time in manufacturing. Recognizing that the challenges were familiar to a company he had once grown and sold (you might have heard of it, it's called Ugg) he jumped in to help steer the company toward manufacturing wins.

Nichole and Brian have since forged a partnership that has taken them all over the world and through all kinds of ups and downs, with one goal in mind: Make Sash as successful as it can be.

Brian is a sought-after speaker, consultant, and business advisor who has focused the majority of his time on Sash. He represents the WeFunder community as the Lead Investor and brings all the experience of helping to shape the company with him.